                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1   )*
                                           -----

                        FIRST NATIONAL BANKSHARES, INC.
            -------------------------------------------------------
                                (NAME OF ISSUER)

                 COMMON STOCK OF FIRST NATIONAL BANKSHARES, INC.
                 PAR VALUE $2.50
            -------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                 335542 10 6
            -------------------------------------------------------
                                (CUSIP NUMBER)
            MR. JOHN H. BARKLEY, VICE PRESIDENT, FINANCE/CONTROLLER
            %ATCO DEVELOPMENT, INC., 11777 KATY FREEWAY
            SUITE 175N, HOUSTON, TEXAS  77079, (281)870-1500

            -------------------------------------------------------
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               FEBRUARY 28, 1997
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 335542 10 6                               PAGE  2  OF     PAGES
          -----------                                    ---    ---


--------------------------------------------------------------------------------
1    Names of Reporting Persons, S.S. or I.R.S. Identification Number of
     Above Persons
     ATCO Development, Inc. (74-2093337)
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  / /
     N/A
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds*
     N/A
--------------------------------------------------------------------------------
5    Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     / /
     N/A
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Texas, U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              --------------------------------------------------
                              7    Sole Voting Power
                                                            None
NUMBER OF SHARES              --------------------------------------------------
BENEFICIALLY OWNED            8    Shared Voting Power
BY EACH REPORTING                                           None
PERSON WITH                   --------------------------------------------------
                              9    Sole Dispositive Power
                                                            None
                              --------------------------------------------------
                              10   Shared Dispositive Power
                                                            None
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
               None
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
               None
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
               None
--------------------------------------------------------------------------------
14   Type of Reporting Person*
               CO
          *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

The following statement of information is being filed by ATCO Development, Inc., for the purpose of reporting the disposition of 100% of its holdings in First National Bankshares, Inc. The disposition occurred as a result of a merger agreement between First National Bankshares, Inc. and Whitney Holding Corporation which was consummated on February 28, 1997.

This statement is the first amendment to form 13d filed with the Securities and Exchange Commission on February 8, 1989.

Reporting person will have no further reporting obligation as it will have less than 5% control of the surviving corporation.

Item 1 - Security and Issuer

     First National Bankshares, Inc.
     Common Stock, Par Value $2.50
     P.O. Box 6096
     Houma, Louisiana

Item 2 - Identify and Background

     Reporting Person:  ATCO Development, Inc. (A Texas Corporation)
                        11777 Katy Freeway, Suite 175N
                        Houston, Texas  77079

     a) ATCO Development, Inc. (ATCO) is a Texas Corporation. ATCO's principal business is investment. ATCO is a wholly owned subsidiary of ATCO Holdings Limited. The directors and executive officers of ATCO are:

          Abdulrahman Ali Al-Turki, Chairman
          Kamal Abdelnour, President and Chief Executive Officer, Director Jamal Abdelnour, Executive Vice President, Director
          John H. Barkley, Jr., Vice President, Finance/Controller,
                               Secretary, Director
          Fuad E. Tannous, Director

     b)   The business address of Messrs Al-Turki and Tannous is:
          % A. A. Turki Corporation
          P.O. Box 718
          Dammam 31421
          Saudi Arabia

          The business address of Messrs. Abdelnour, Abdelnour, and Barkley is:
          % ATCO Development, Inc.
          11777 Katy Freeway, Suite 175N
          Houston, Texas  77079

          ATCO Holdings Limited is a Cayman Islands, British West Indies Corporation whose address is:
          %Maples & Calder
          P.O. Box 309
          George Town, Grand Cayman
          Cayman Islands, British West Indies

          ATCO Holdings Limited is owned by Abdulrahman Ali Al-Turki.

     c) Al-Turki is Chairman and CEO of A. A. Turki Corporation, Dammam, Saudi Arabia and ATCO Holdings Limited, parent company and sole shareholder of ATCO Development, Inc.

          Tannous is Group Vice President and Controller of A. A. Turki Corporation.

          Messrs. Abdelnour, Abdelnour, and Barkley are employed as executive officers of ATCO Development, Inc.

     d) None of the above individuals or organizations has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

     e) None of the above individuals or organizations has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

     f)   Abdulrahman A. Al-Turki is a citizen of the Kingdom of Saudi
          Arabia.

          Messrs. Abdelnour, Abdelnour, Tannous, and Barkley are U.S.
          citizens.

          ATCO Holdings Limited is a British West Indies Corporation.

Item 3 - Source and Amount of Funds or Other Compensation.

     Not Applicable

Item 4 - Purpose of Transaction

     Reporting person exchanged 417,000 shares of First National Bankshares, Inc. Common Stock, Par Value $2.50 for 234,166 shares of Whitney Holding Corporation. The shares exchanged accounted for approximately 20.6% of issuer's common stock outstanding. The shares acquired represent less than 5% of Whitney.

     The exchange was made in accordance with a merger agreement consummated February 28, 1997.

     Reporting person acquired issuers stock for investment purposes. The shares received in exchange for issuers stock are held for investment.

Item 5 - Interest in Securities of Issuer

     None

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7 - Material to be Filed as Exhibits

     None

After reasonable inquiry and to the best of my belief, I certify the information set forth in this statement is true, complete and correct.




/s/ JOHN H. BARKLEY
-----------------------------------
John H. Barkley
Vice President, Finance/Controller